Exhibit 4.9

[TRANSLATED FROM HEBREW]

TENANCY AGREEMENT

Made and signed on Kibbutz Shamir on 8th March 2007

BETWEEN:	KIBBUTZ SHAMIR COOPERATIVE SOCIETY, REGISTERED SOCIETY 57-000272-5

directly and/or through a partnership fully owned by Kibbutz Shamir

MP Upper Galilee 12135

(hereinafter referred to as “the Kibbutz”)

of the one part

AND:	SHAMIR OPTICAL INDUSTRY LTD, PC 51-365956-5

and/or a corporation under its full or partial control

of Kibbutz Shamir, MP Upper Galilee 12135

(hereinafter referred to as “the Company”)

of the other part

WHEREAS	the Kibbutz has development rights pursuant to a development contract of 19th February 2006 (hereinafter referred to as “the development contract”);

AND WHEREAS	at the end of the development period as defined in the development contract, the area on which the premises are built will be included in the lease of the Kibbutz block pursuant to the lease of 27th December 1990;

AND WHEREAS	correct as at the date hereof, the Kibbutz holds about 58% of the Company's shares;

AND WHEREAS	there is an understanding between the parties regarding the principles of the tenancy agreement in connection with the premises and a loan agreement pursuant whereto the Company undertook to provide the Kibbutz with financing for the premises’construction on the terms and conditions approved by the Company’s general meeting on 8th August 2005 (hereinafter referred to as “the existing tenancy principles” and “the loan agreement”, respectively);

AND WHEREAS	the parties wish, subject to fulfillment of the suspensory conditions detailed below and the provisions of the law, to change the outline of the transaction between them, such that the existing tenancy principles will be changed and the loan agreement will be terminated, all the loan monies given to the Kibbutz to date will be returned to the Company and in lieu thereof and at the same time this tenancy agreement will take effect;

AND WHEREAS	the parties agree that on the area of the premises the Kibbutz will construct a building adapted to the Company’s requirements in accordance with its demands as furnished to the Kibbutz (hereinafter referred to as “the project”).

ACCORDINGLY, IT IS AGREED, PROVIDED AND WARRANTED BETWEEN THE PARTIES AS FOLLOWS:

1.	Recitals and definitions

1.1	The recitals and appendices hereto constitute an integral part hereof.

1.2	The terms and conditions of this agreement are subject to ILA’s decisions and the terms and conditions of the lease as defined in clause 1.4 below, and in the event of any contradiction the terms and conditions of the lease and/or ILA’s decisions shall prevail over the terms and conditions of this agreement.

1.3	The Company is aware that in relation to the lease, an act or omission of the Company in the course of the tenancy shall be deemed, vis-à-vis ILA, an act or omission of the Kibbutz. The parties agree that the Kibbutz shall be liable for all the costs and/or fines incurred and/or imposed by ILA, and that the Kibbutz shall be exclusively liable for doing any act required, insofar as required, by ILA in order to enable the Company to continue the tenancy pursuant hereto. If the Company is required by ILA to relocate the plant, the Kibbutz undertakes to bear all the costs involved in the relocation of the Company’s activity. All the aforesaid is subject to the Company not independently approaching ILA but the Kibbutz, in writing, in any matter relating to the contractual relationship with ILA.

1.4	The definitions herein:

(a)	“the premises” – land of an area of 10,727 square meters as detailed in appendix “A” hereto, with everything built and planted thereon, inter alia anything permanently attached to the land, including, but without derogating from the generality of the aforesaid, the building described in appendix “B” hereto;

(b)	“the building” – a built up area of about 9,103 square meters consisting of two floors and an interim level, divided into an entrance floor of 4,265 square meters, an interim level of 88 square meters, another floor (the first floor) of 4,666 square meters and sheds of an area of 84 square meters as detailed in appendix “B”, which is located on the land described in appendix “A”;

(c)	“ILA” – the Israel Land Administration;

(d)	“the lease” – the lease between ILA and the Kibbutz of 27th December 1990;

(e)	“the activity” – the development, manufacture, marketing and sale of lenses for glasses and of polycarbonate lenses for glasses and ancillary and other optical industry activity.

2.	The parties’contractual relationship

The Kibbutz hereby undertakes to rent out the premises to the Company and the Company hereby undertakes to take the premises on rent from the Kibbutz, on the terms and conditions and for the period set forth herein.

3.	The tenancy period

The tenancy period shall commence on receipt of a Form 4 for the building and/or actual occupation by the Company, whichever is earlier, and end on 30th November 2023 (hereinafter referred to as “the tenancy period”).

During the tenancy period, the Company shall have a right of reasonable use and passage in areas of the Kibbutz that do not form part of the premises, insofar as required for the activity.

4.	The objects of the tenancy

4.1	The premises are being rented to the Company for the object of carrying on the activity.

4.2	The Company may not use the premises or any part thereof, in any way, other than for the objects of the tenancy as provided herein.

5.	The rent

5.1	In consideration for the tenancy, the Company shall pay the Kibbutz annual rent in a sum equal to 10% of the actual cost to the Kibbutz of the building’s construction, as submitted by the Kibbutz on completion of the construction and approved by the board of directors of Shamir Special Optical Products Ltd, a fully owned subsidiary of the Company. The elements of the construction cost are detailed in appendix “C” hereto.

The rent as set forth in this clause 5 is herein referred to “the rent”.

5.2	The annual rent shall be paid in shekels at the representative rate of the dollar, as published at 12:00 on the first day of the quarter to which the charge relates, together with statutory VAT, in four equal payments every three months in advance, against a tax invoice from the Kibbutz to the Company or a company under its control, as directed by the Company.

5.3	Without derogating from any plea and/or remedy available to the Kibbutz, any payment not made by the Company on time shall bear default interest at the rate prevailing at such time at Bank Leumi Le-Israel Ltd in respect of default payments. For the purposes of this clause, a default of up to seven days in any payment by the Company shall not be deemed a payment that was not made on time.

6.	The use of the premises and the Company’s liability

6.1	The Company undertakes to keep the premises in good and standard condition as customary with owners who worry about their property and to make, at its expense, all the repairs required to keep them in such condition. In addition, the Company undertakes to adopt all the legal measures required to remove trespassers and nuisances. For the purpose of protecting the Company’s rights of possession in the property pursuant hereto against any third party, save for the Kibbutz and ILA or anyone representing them, the Company may act as owner of the premises. The expenses involved in the Company’s said activity and the consequences thereof shall be borne by it alone.

6.2	During the tenancy period, the Company alone shall be liable for compliance with the provisions of any law in connection with the possession and use of the premises and in connection with the premises’ construction, and for the performance of any legal duty applicable to the Kibbutz in respect of the premises – all at its expense and without any right to demand reimbursement of the expenses from the Kibbutz.

6.3	The Company alone shall be liable vis-à-vis the Kibbutz, and vis-à-vis any third party, for any damage occasioned to the person or property of any person (including the Company) and for any compensation imposed in consequence or as a result of acts and/or omissions on the premises or in connection with the possession and use thereof, and the Kibbutz shall not bear any liability in connection therewith.

6.4	The Company undertakes to adopt all the cautionary measures necessary to prevent fires on the premises, in accordance with the law.

6.5	For the purpose of the provisions of any law imposing duties on the owners of land or any liability for any act or omission, including tort liability, the Company shall be deemed the owner and it alone shall bear all the consequences and expenses involved in non-compliance with such provision or such act or omission.

The Kibbutz shall notify the Company of any claim and/or demand against it or against ILA on a cause as aforesaid.

6.6	The Company warrants and confirms that it has read and understood the lease between the Kibbutz and ILA concerning the premises, and it undertakes not to do any act and/or omission likely to cause a breach of the said lease and/or likely to impose any monetary and/or other liability on the Kibbutz vis-à-vis ILA and/or vis-à-vis any third party.

7.	Taxes and compulsory payments

7.1	As of the commencement of the tenancy period or from the date of receiving possession of the premises – whichever is earlier – the Company alone shall be liable for all municipal and government taxes, rates and the various compulsory payments and loans applicable now or in future, during the tenancy period, to the owner or occupier of the premises pursuant to any law, save for betterment levy in relation to any building addition made on the premises after this date, which shall be borne by the Kibbutz alone.

Notwithstanding the aforesaid, in the event of payments as aforesaid that apply to a period longer than the tenancy period, the Company shall pay a pro rata part of such payments in an amount equal to the ratio between the balance of the tenancy period and the balance of the lease period, including the period of the option given to the Kibbutz pursuant to the lease.

7.2	The Company undertakes to pay due value added tax on each of the payments for which it is liable pursuant hereto, at the VAT rate on the payment date.

7.3	The Company shall duly pay, itself or through a subsidiary, the electricity, water and telephone accounts for the premises, directly or through the Kibbutz, in the Company’s exclusive discretion.

8.	Construction and changes to the building and the premises’ development

8.1	Improvements to the building and development works on the premises

With regard to changes in the casing of the building as defined herein (herein referred to as “improvements to the building”) and/or landscape and functional development works on the area of the premises that do not require building permits (hereinafter referred to as “development works”), the Company may execute them in its discretion, subject to any law, after receiving the Kibbutz’s prior written approval. The Company alone shall bear all the expenses directly or indirectly deriving from the improvements to the building and/or the development works, as aforesaid.

8.2	Additional construction

The Company may not carry on any construction and/or activity on the area of the premises (including the building) for which a building permit is required (hereinafter referred to as “additional construction”), without the prior written consent of the Kibbutz. The Kibbutz undertakes not to refuse such construction and changes except on reasonable grounds and subject to the lease between the Kibbutz and ILA. The Kibbutz may make demand of the Company to cancel and remove any change made on the premises without its consent as aforesaid.

8.3	The parties agree to act in good faith in order to reach a consensus concerning any request of the Company for additional construction, including with regard to the financing of the additional construction, the rent deriving therefrom and the terms for the payment thereof, the Kibbutz being given a right of pre-emption to execute the construction, provided that its offer equals the market prices for the required work.

In any event, any addition and/or change made on the premises shall be the exclusive property of the Kibbutz and the Company shall not have any right of whatsoever type in such addition and/or change, save for a user right pursuant to the terms and conditions of this agreement.

9.	Transfer of the right of tenancy and sub-tenancy

The Company may not transfer the right of tenancy to another and/or sub-let the premises or any part thereof and/or allow another the use or possession of the premises or part thereof, directly or indirectly, and/or allow anyone else to share the premises or part thereof and/or any right deriving from the tenancy, save for the rental of the premises on a sub-tenancy to a third party that is under the Company’s control (at least 50%), directly or indirectly. Notwithstanding the aforesaid, the parties agree that the Company shall at all times remain liable for all its obligations pursuant hereto.

The Kibbutz may transfer its rights and obligations pursuant hereto to another, without having to obtain the Company’s consent, subject to the terms and conditions of the lease, and the Company undertakes, in the event of a transfer as aforesaid, to perform all its obligations pursuant hereto vis-à-vis the transferee. The exercise of this right of the Kibbutz is subject to the Company’s rights pursuant hereto not being prejudiced.

10.	Pledge of the contractual rights

The Company may not pledge or charge its rights in the premises without the prior written consent of the Kibbutz and ILA, and subject to any law.

11.	The rights of ILA and the Kibbutz to do acts and inspect the premises

11.1	ILA and/or anyone on its behalf or with its leave and/or the Kibbutz and/or any person on its behalf or with its leave may enter the premises at any reasonable time for the purpose of examining the use of the premises in accordance with the provisions of the lease and this agreement and for the purpose of passing pipes for water, canalization, sewage and gas, telephone or electricity pillars, and the extension of telephone or electricity lines through, inside or above the premises and/or for other like objects. The Company shall allow ILA and/or any person on its behalf or with its leave and/or the Kibbutz and/or any person on its behalf or with its leave to enter the premises and perform the aforesaid examinations and the works. The Kibbutz undertakes to compensate the Company for any damage occasioned to it as a result of the aforesaid examinations or works.

11.2	It is hereby expressly agreed that the examinations mentioned in clause 11.1 above shall not be deemed knowledge of ILA and/or the Kibbutz of any breach of this agreement, or consent to such a breach, even if they did not take any steps by reason of such breach.

12.	Change of the premises’ borders and final determination of the area thereof

12.1	The Company acknowledges that the premises’ area and borders are not final and that there might be changes therein as a result of planning changes pursuant to the Planning and Building Law, 5725-1965, land settlement and the like.

12.2	The Company acknowledges that in consequence of measurement for registration purposes, it might transpire that the area of the premises is smaller or bigger than the area specified in appendix “A” hereto.

12.3	If as a result of changes as aforesaid in clause 12.1 above there is an increase or decrease in the area of the premises and/or there are changes in the borders thereof and if it transpires as aforesaid in clause 12.2 above that the area of the premises is smaller or bigger than the area specified in appendix “A” hereto, the Company undertakes:

12.3.1	to agree to any change in the borders and/or area of the premises as arising in consequence of the changes mentioned in clause 12.1 above;

12.3.2	to agree to any determination regarding the area of the premises made in consequence of a measurement for registration purposes as mentioned in clause 12.2 above;

12.3.3	to deem the premises – with the new borders and area thereof – the subject of the tenancy and to accept possession thereof.

12.4	If the area of the premises changes in accordance with clauses 12.1 and 12.2 above, such that the area at the Company’s disposal pursuant hereto is reduced or increased, appendix “A” hereto shall be amended as obliged by the change.

13.	Early termination of the tenancy agreement

13.1	This agreement shall be brought to an end if the relevant directives of ILA, as published from time to time, so oblige.

13.2	Notwithstanding the aforesaid, the Company may bring this agreement to an end at any time, provided that: (a) it finds an alternative tenant in its stead, who assumes all the Company’s obligations pursuant hereto vis-à-vis the Kibbutz; and (b) the Kibbutz has given its prior consent to the alternative tenant’s identity. It is expressed that the Kibbutz may not refuse to give its consent as aforesaid, on unreasonable grounds. If the Kibbutz refuses to give its consent, it shall give written reasons for its refusal.

14.	Remedies for breach

14.1	Without derogating from the right to other remedies pursuant to the law and this agreement, in respect of the agreement’s breach, the parties agree that each of the breaches detailed below in this clause 14.1 shall be deemed a fundamental breach of the agreement in respect of which the Kibbutz shall be entitled to terminate the agreement, by giving written notice thereof in a registered letter:

14.1.1	a breach of any of the conditions in clauses 5, 8, 9 and 10;

14.1.2	if the Company, without the prior written consent of the Kibbutz, changes or causes a change in the object or designation of the tenancy or makes any use of the premises that is inconsistent with them.

14.2	On the agreement's termination by the Kibbutz, the Company shall be liable as follows:

14.2.1	to immediately vacate the premises and return them to the Kibbutz as provided in clause 15 below;

14.2.2	to pay the Kibbutz all the damages and losses occasioned to it in consequence of the agreement’s breach and termination (including damage and loss in consequence of the property’s rental to another).

14.3	Without derogating from the aforesaid and from any remedy and relief available to the Kibbutz at law, the Company undertakes to indemnify the Kibbutz for any expense, loss and/or damage borne by the Kibbutz in consequence of a breach of the provisions of clause 6.6 above by the Company.

15.	The premises’vacation

At the end of the tenancy period and/or at the end of the lease period pursuant to the lease and/or on the early termination of the lease pursuant to the lease in respect of the premises or any part thereof by reason of the lease’s termination or for any other reason, as the case may be, whichever is earlier, the Company shall be liable to immediately vacate the premises, or the part in respect of which the tenancy has come to an end, of any person and thing in a manner enabling them to be returned to the Kibbutz and/or ILA, as the case may be, in standard condition and free of any debt, attachment, mortgage, charge or third party rights. If the Company does not perform its aforesaid obligations, the Kibbutz or ILA may themselves do all the said acts at the Company’s expense and charge it for all the expenses paid by them, together with interest and linkage from the date of the expenditure until the date of actual payment.

16.	Insurance

The company undertakes to insure the premises, at its expense, throughout the tenancy period and to add the Kibbutz as beneficiary under the insurance policy.

The insurance shall include third party insurance and fire and natural damages insurance.

The Company undertakes to furnish the Kibbutz, on its demand, with a copy of the insurance policies mentioned above within 30 days of its demand.

17.	Suspensory conditions

17.1	The validity of this agreement is conditional on receipt of the necessary approvals of the audit committee, board of directors and general meeting of the Company with the majority required under the Company’s articles and the Companies Law, 5759-1999 for the following transactions: (a) the early payment of the loan given to the Kibbutz by the Company pursuant to the loan agreement and the loan agreement’s termination; (b) the adoption of this tenancy agreement in a manner terminating and replacing the existing tenancy principles and any other consent, understanding and/or agreement regarding the premises’ rental by the Company.

17.2	If the aforesaid suspensory condition is not fulfilled by 31st December 2007, this agreement shall be null and void, and the parties shall not have any plea, claim and/or demand in relation hereto. For the avoidance of doubt, in the event of this agreement’s rescission as aforesaid, the relations between the parties shall be governed by the existing tenancy principles.

18.	Arbitration

18.1	Disputes in connection with the implementation, interpretation or any other aspect of this agreement shall be referred exclusively for the decision of a sole arbitrator, who shall be appointed with the parties’ consent, and in the absence of consent – by the President of the Auditors’ Council.

18.2	The arbitrator shall be subject to the substantive law and shall be liable to give written grounds for his decision; however, he shall not be subject to the laws of evidence and the civil procedure.

19.	Miscellaneous

19.1	The Company warrants that it has examined the premises’ plans and found them suitable for its requirements and it hereby waives any plea of non-conformity.

19.2	The clause headings herein do not constitute part of the agreement and shall not be used in its interpretation.

19.3	The Company undertakes to indemnify the Kibbutz for any amount the Kibbutz is required to pay any person as compensation for damage, liability for which rests, pursuant to the provisions of this agreement and/or law, with the Company.

19.4	The parties’ addresses:

the Company – Kibbutz Shamir, MP Upper Galilee 12135;

the Kibbutz – Kibbutz Shamir, MP Upper Galilee 12135.

As witness the hands of the parties:

—————————————— The Company	—————————————— The Kibbutz

APPENDIX “A”

Description of the land

APPENDIX “B”

Shamir Special Optical Products Ltd – division of the building’s areas

(as approved at the meeting of the board of directors of Shamir Special Optical Products Ltd of 27th December 2006)

Division of the building's areas	Area in Sq.M.	Comments
Entrance floor	4,625	Deviation of 1.5% from nominal planning
Interim level	88	Level deriving from placing Mamad [dwelling protected space] on Mamad
First floor	4,666	Closure of 1,022 square meters open space
Sheds	84	Will be examined in future

Entrance floor

Production area	3,681.2	Including warehouses and maintenance
Offices	203.8	Laboratory offices + offices linked to Mamad "A"
Mamadim and staircases	140	Including service elevator
Lobby and services	240	Entrance services, dressing room and production services
Total	4,265

First floor

Offices	396
Dining room + kitchen	248
Technical systems	1,450
Covered balconies	63	Conference room
Open balconies	131	In office area not including chillers (160 square meters)
Mamad and staircases	90	Without lobby stairs
Upper lobby and services	162	Including stairs from entrance floor
Open spaces for future use	2,126
Total	4,666

APPENDIX “C”

Elements of the construction cost

“The construction cost” for the purpose of this agreement includes the cost of planning the premises, legal costs, direct construction costs, the project’s administration costs, fees and licensing of the building and the infrastructure, as approved from time to time by the project’s administration and the Company’s board of directors and/or a corporation under its control, and as submitted on the project’s completion by the Kibbutz and approved by the board of directors of Shamir Special Optical Products Ltd, a fully-owned subsidiary of the Company, and less value added tax and grants actually received from the Investment Center, if any.